
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
July 16, 2015

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933 AND
THE SECURITIES EXCHANGE ACT OF 1934

OncoMed Pharmaceuticals, Inc.

File Nos. 1-35993 and 333-181331

CF#32513

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OncoMed Pharmaceuticals, Inc. submitted an application under Rules 406 and 24b-2 requesting an extension of prior grants of confidential treatment for information it excluded from the Exhibits to a Form S-1 filed on May 11, 2012, as amended, and a Form 10-Q filed on November 13, 2013.

Based on representations by OncoMed Pharmaceuticals, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit	to Form	Filed on	Confidential Treatment Granted
10.1(A)	S-1	May 11, 2012	through May 11, 2018
10.1(B)	S-1	May 11, 2012	through May 11, 2018
10.1(C)	S-1	May 11, 2012	through May 11, 2018
10.2	S-1	May 11, 2012	through May 11, 2018
10.2(B)	S-1	May 11, 2012	through May 11, 2018
10.4(A)	S-1	May 11, 2012	through May 11, 2018
10.4(B)	S-1	May 11, 2012	through May 11, 2018
10.4(C)	S-1	May 11, 2012	through May 11, 2018
10.4(F)	S-1	May 11, 2012	through May 11, 2018
10.4(I)	S-1	May 11, 2012	through May 11, 2018
10.21	S-1	May 11, 2012	through May 11, 2018
10.9	10-Q	November 13, 2013	through May 11, 2018

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary